GMAC RFC

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information   *(Not Applicable)*

4. Interest Summary

5. Other Income Detail

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages   *(Not Applicable)*

16. Overcollateralization Summary

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts

18. Performance Tests

19. Lender Paid Mortgage Insurance

20. Comments

Deal Information

Deal Name:	Residential Asset Mtge Products, 2007-SP2
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	07/11/2007
First Distribution Date:	07/25/2007
Determination Date:	12/20/2007
Distribution Date:	12/26/2007
Record Date:	
Book-Entry:	12/24/2007
Definitive:	11/30/2007
Trustee:	Lasalle Bank, Na.
Main Telephone:	312-904-6709
GMAC-RFC	
Bond Administrator:	Nicholas Gisler
Telephone:	818-260-1628
Pool(s) :	40541,40542

GMAC RFC

Statement to Certificateholder

Residential Asset Mtge Products, 2007-SP2

December 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74919XAD4	152,147,000.00	139,627,229.82	4.98875000	4,304,950.30	580,471.12	4,885,421.42	0.00	0.00	0.00	135,322,279.52
A-2	74919XAE2	47,983,000.00	47,983,000.00	5.18875000	0.00	207,476.49	207,476.49	0.00	0.00	0.00	47,983,000.00
A-3	74919XAF9	19,286,000.00	19,286,000.00	5.43875000	0.00	87,409.78	87,409.78	0.00	0.00	0.00	19,286,000.00
M-1	74919XAG7	23,049,000.00	23,049,000.00	5.53875000	0.00	106,385.54	106,385.54	0.00	0.00	0.00	23,049,000.00
M-2	74919XAH5	17,961,000.00	17,961,000.00	6.38875000	0.00	95,623.62	95,623.62	0.00	0.00	0.00	17,961,000.00
M-3	74919XAJ1	10,476,000.00	10,476,000.00	6.38875000	0.00	55,773.79	55,773.79	0.00	0.00	0.00	10,476,000.00
M-4	74919XAK8	8,382,000.00	6,439,931.15	6.38875000	305,855.21	34,285.93	340,141.14	0.00	0.00	0.00	6,134,075.94
SB	74919XAA0	20,055,715.78	21,997,829.80	0.00000000	0.00	112,760.91	112,760.91	0.00	0.00	305,855.22	22,303,685.02
R-I	74919XAB8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74919XAC6	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**299,339,715.78**	**286,819,990.77**		**4,610,805.51**	**1,280,187.18**	**5,890,992.69**	**0.00**	**0.00**	**305,855.22**	**282,515,040.48**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74919XAD4	917.71267143	28.29467752	3.81519925	32.10987676	0.00000000	0.00000000	889.41799391
A-2	74919XAE2	1,000.00000000	0.00000000	4.32395828	4.32395828	0.00000000	0.00000000	1,000.00000000
A-3	74919XAF9	1,000.00000000	0.00000000	4.53229182	4.53229182	0.00000000	0.00000000	1,000.00000000
M-1	74919XAG7	1,000.00000000	0.00000000	4.61562497	4.61562497	0.00000000	0.00000000	1,000.00000000
M-2	74919XAH5	1,000.00000000	0.00000000	5.32395858	5.32395858	0.00000000	0.00000000	1,000.00000000
M-3	74919XAJ1	1,000.00000000	0.00000000	5.32395857	5.32395857	0.00000000	0.00000000	1,000.00000000
M-4	74919XAK8	768.30483775	36.48952637	4.09042353	40.57994989	0.00000000	0.00000000	731.81531138
SB [1]	74919XAA0							
R-I	74919XAB8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74919XAC6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	94.37940426%
Group I-FIXED Factor :	97.47323686%
Group II-ARM Factor :	92.41638672%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	**End**				**(1)**	**(2)**	**(3)**	**(4)**	**(5)**	**(6)**	
A-1	11/26/2007	12/25/2007	Actual/360	139,627,229.82	4.98875000	580,471.12	0.00	0.00	0.00	0.00	580,471.12	0.00
A-2	11/26/2007	12/25/2007	Actual/360	47,983,000.00	5.18875000	207,476.49	0.00	0.00	0.00	0.00	207,476.49	0.00
A-3	11/26/2007	12/25/2007	Actual/360	19,286,000.00	5.43875000	87,409.78	0.00	0.00	0.00	0.00	87,409.78	0.00
M-1	11/26/2007	12/25/2007	Actual/360	23,049,000.00	5.53875000	106,385.54	0.00	0.00	0.00	0.00	106,385.54	0.00
M-2	11/26/2007	12/25/2007	Actual/360	17,961,000.00	6.38875000	95,623.62	0.00	0.00	0.00	0.00	95,623.62	0.00
M-3	11/26/2007	12/25/2007	Actual/360	10,476,000.00	6.38875000	55,773.79	0.00	0.00	0.00	0.00	55,773.79	0.00
M-4	11/26/2007	12/25/2007	Actual/360	6,439,931.15	6.38875000	34,285.93	0.00	0.00	0.00	0.00	34,285.93	0.00
SB	11/01/2007	11/30/2007	30/360	21,997,829.80	0.00000000	0.00	0.00	305,855.22	0.00	112,760.91	112,760.91	0.00
Deal Totals				**286,819,990.77**		**1,167,426.27**	**0.00**	**305,855.22**	**0.00**	**112,760.91**	**1,280,187.18**	**0.00**

Current Index Rates

Index Type	Rate	Classes
LBTEL-SBD 25 -2BD	4.78875000	A-1, A-2, A-3, M-2, M-4, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	10,809.17	101,951.74	112,760.91
Deal Totals	**10,809.17**	**101,951.74**	**112,760.91**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation Subservicer	Compensation Master Servicer	Advances Subservicer	Advances Master Servicer	Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)								
Group I-FIXED	1,614.76	1,614.76	0.00	0	0.00	40,647.99	2,116.89	54,800.09	773.85	0.00	0.00
Group II-ARM	8,609.80	8,609.80	0.00	0	0.00	67,055.24	0.00	121,147.28	0.00	0.00	0.00
Deal Totals	**10,224.56**	**10,224.56**	**0.00**	**0**	**0.00**	**107,703.23**	**2,116.89**	**175,947.37**	**773.85**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	**0.00**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Group I-FIXED	Count	660	641	N/A	98	4	0	0	0	637
	Balance/Amount	116,200,618.54	113,897,636.54	101,244.30	155,595.70	376,292.40	N/A	0.00	0.00	113,264,504.14
Group II-ARM	Count	747	698	N/A	69	10	0	0	0	688
	Balance/Amount	183,139,097.24	172,922,354.24	25,761.17	11,501.68	3,634,555.05	N/A	0.00	0.00	169,250,536.34
Deal Totals	Count	**1,407**	**1,339**	**N/A**	**167**	**14**	**0**	**0**	**0**	1,325
	Balance/Amount	**299,339,715.78**	**286,819,990.78**	**127,005.47**	**167,097.38**	**4,010,847.45**	**N/A**	**0.00**	**0.00**	**282,515,040.48**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group I-FIXED	7.38369828	7.37799729	346.61	325.37	6.92424231	6.91854492	6.92424231	6.59089086	7.06605634
Group II-ARM	7.65913311	7.67550569	395.96	347.74	7.15946406	7.17602526	7.15946406	6.59089086	7.06605634
Deal Totals	**7.54975658**	**7.55623012**	**376.17**	**338.77**	**7.06605634**	**7.07279754**	**7.06605634**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
I-FIXED	5.47%	5.57%	3.99%		3.99%
II-ARM	22.57%	16.29%	14.45%		14.45%
Deal Totals	**16.15%**	**12.18%**	**10.47%**		**10.47%**

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group I-FIXED	Count	0	0	0	0	0
Group I-FIXED	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Group II-ARM	Count	0	0	0	0	0
Group II-ARM	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Count**	**0**	**0**	**0**	**0**	**0**
Deal Totals	**Scheduled Balance**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Office of Thrift Supervision

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,225	256,296,459.21	0	0.00	0	0.00	0	0.00	0.00	1,225	256,296,459.21
30 days	35	9,083,966.35	0	0.00	0	0.00	0	0.00	0.00	35	9,083,966.35
60 days	22	6,809,244.15	0	0.00	0	0.00	0	0.00	0.00	22	6,809,244.15
90 days	17	4,126,036.18	2	99,164.17	2	528,333.84	0	0.00	0.00	21	4,753,534.19
120 days	10	2,664,534.63	0	0.00	5	717,986.18	0	0.00	0.00	15	3,382,520.81
150 days	3	901,237.55	0	0.00	2	667,690.83	1	93,952.39	94,278.30	6	1,662,880.77
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	1	526,435.00	0	0.00	0	0.00	0	0.00	0.00	1	526,435.00
Total	**1,313**	**280,407,913.07**	**2**	**99,164.17**	**9**	**1,914,010.85**	**1**	**93,952.39**	**94,278.30**	**1,325**	**282,515,040.48**
Current	92.45%	90.72%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	92.45%	90.72%
30 days	2.64%	3.22%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.64%	3.22%
60 days	1.66%	2.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.66%	2.41%
90 days	1.28%	1.46%	0.15%	0.04%	0.15%	0.19%	0.00%	0.00%	0.00%	1.58%	1.68%
120 days	0.75%	0.94%	0.00%	0.00%	0.38%	0.25%	0.00%	0.00%	0.00%	1.13%	1.20%
150 days	0.23%	0.32%	0.00%	0.00%	0.15%	0.24%	0.08%	0.03%	0.03%	0.45%	0.59%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.08%	0.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.19%
Total	**99.09%**	**99.25%**	**0.15%**	**0.04%**	**0.68%**	**0.68%**	**0.08%**	**0.03%**	**0.03%**	**100.00%**	**100.00%**

GMAC RFC

Statement to Certificateholder

Residential Asset Mtge Products, 2007-SP2

December 26, 2007

Group I-FIXED	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	602	105,731,946.21	0	0.00	0	0.00	0	0.00	0.00	602	105,731,946.21
30 days	8	1,042,729.25	0	0.00	0	0.00	0	0.00	0.00	8	1,042,729.25
60 days	8	3,134,381.67	0	0.00	0	0.00	0	0.00	0.00	8	3,134,381.67
90 days	8	1,360,262.95	2	99,164.17	1	133,600.00	0	0.00	0.00	11	1,593,027.12
120 days	2	187,206.57	0	0.00	1	89,999.99	0	0.00	0.00	3	277,206.56
150 days	2	651,482.94	0	0.00	1	213,343.00	1	93,952.39	94,278.30	4	958,778.33
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	1	526,435.00	0	0.00	0	0.00	0	0.00	0.00	1	526,435.00
Total	**631**	**112,634,444.59**	**2**	**99,164.17**	**3**	**436,942.99**	**1**	**93,952.39**	**94,278.30**	**637**	**113,264,504.14**

Current	94.51%	93.35%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	94.51%	93.35%
30 days	1.26%	0.92%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.26%	0.92%
60 days	1.26%	2.77%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.26%	2.77%
90 days	1.26%	1.20%	0.31%	0.09%	0.16%	0.12%	0.00%	0.00%	0.00%	1.73%	1.41%
120 days	0.31%	0.17%	0.00%	0.00%	0.16%	0.08%	0.00%	0.00%	0.00%	0.47%	0.24%
150 days	0.31%	0.58%	0.00%	0.00%	0.16%	0.19%	0.16%	0.08%	0.08%	0.63%	0.85%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.16%	0.46%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.16%	0.46%
Total	**99.06%**	**99.44%**	**0.31%**	**0.09%**	**0.47%**	**0.39%**	**0.16%**	**0.08%**	**0.08%**	**100.00%**	**100.00%**

GMAC RFC

Statement to Certificateholder

Residential Asset Mtge Products, 2007-SP2

December 26, 2007

Group II-ARM	Current / Delinquent Count	Current / Delinquent Scheduled Balance	Bankruptcy Count	Bankruptcy Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	REO Actual Balance	Total Count	Total Scheduled Balance
Current	623	150,564,513.00	0	0.00	0	0.00	0	0.00	0.00	623	150,564,513.00
30 days	27	8,041,237.10	0	0.00	0	0.00	0	0.00	0.00	27	8,041,237.10
60 days	14	3,674,862.48	0	0.00	0	0.00	0	0.00	0.00	14	3,674,862.48
90 days	9	2,765,773.23	0	0.00	1	394,733.84	0	0.00	0.00	10	3,160,507.07
120 days	8	2,477,328.06	0	0.00	4	627,986.19	0	0.00	0.00	12	3,105,314.25
150 days	1	249,754.61	0	0.00	1	454,347.83	0	0.00	0.00	2	704,102.44
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	682	167,773,468.48	0	0.00	6	1,477,067.86	0	0.00	0.00	688	169,250,536.34

Current	90.55%	88.96%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	90.55%	88.96%
30 days	3.92%	4.75%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.92%	4.75%
60 days	2.03%	2.17%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.03%	2.17%
90 days	1.31%	1.63%	0.00%	0.00%	0.15%	0.23%	0.00%	0.00%	0.00%	1.45%	1.87%
120 days	1.16%	1.46%	0.00%	0.00%	0.58%	0.37%	0.00%	0.00%	0.00%	1.74%	1.83%
150 days	0.15%	0.15%	0.00%	0.00%	0.15%	0.27%	0.00%	0.00%	0.00%	0.29%	0.42%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.13%	99.13%	0.00%	0.00%	0.87%	0.87%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
		Totals			**Totals**			**Totals**			**Totals**			**Totals**
1 Month	35	9,083,966.35	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.64%	3.22%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	22	6,809,244.15	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	1.66%	2.41%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	21	4,753,534.19	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	1.58%	1.68%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	15	3,382,520.81	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	1.13%	1.20%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	6	1,662,880.77	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.45%	0.59%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	1	526,435.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.08%	0.19%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group I-FIXED	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II-ARM	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group I-FIXED	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II-ARM	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I-FIXED	Loss Count	2	0	0	0	2
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	45.00	0.00	0.00	0.00	45.00
	Total Realized Loss	45.00	0.00	0.00	0.00	45.00
Group II-ARM	Loss Count	2	0	0	0	2
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	54.50	0.00	0.00	0.00	54.50
	Total Realized Loss	54.50	0.00	0.00	0.00	54.50
Deal Totals	**Loss Count**	**4**	**0**	**0**	**0**	**4**
	Beginning Aggregate Scheduled Balance	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
	Principal Portion of Loss	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
	Interest Portion of Loss	**99.50**	**0.00**	**0.00**	**0.00**	**99.50**
	Total Realized Loss	**99.50**	**0.00**	**0.00**	**0.00**	**99.50**

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I-FIXED	Loss Count	2	0	0	0	2
	Total Realized Loss	45.00	0.00	0.00	0.00	45.00
Group II-ARM	Loss Count	2	0	0	0	2
	Total Realized Loss	54.50	0.00	0.00	0.00	54.50
Deal Totals	**Loss Count**	**4**	**0**	**0**	**0**	**4**
	Total Realized Loss	**99.50**	**0.00**	**0.00**	**0.00**	**99.50**

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group I-FIXED	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	45.00	45.00
	Net Loss % [2]	0.00%	0.00%
Group II-ARM	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	54.50	54.50
	Net Loss % [2]	0.00%	0.00%
Deal Totals	**Subsequent Recoveries Count**	**0**	**0**
	Subsequent Recoveries	**0.00**	**0.00**
	Net Loss [1]	**99.50**	**99.50**
	Net Loss % [2]	**0.00%**	**0.00%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group I-FIXED	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%
Group II-ARM	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%
Deal Totals	**Monthly Default Rate**	**0.00%**	**0.00%**	**0.00%**		**0.00 %**
	Constant Default Rate	**0.00%**	**0.00%**	**0.00%**		**0.00%**

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

GMAC RFC

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
Supplemental Interest Trust Account		0.00	0.00	113,572.47	113,572.47	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Yield Maintenance Agreement	Hsbc Bank Usa	06/01/2012	0.00	0.00
Swap Agreement	Hsbc Bank Usa	06/01/2012	970,763.31	1,084,335.77
Basis Risk Cap Termination Payment	Hsbc Bank Usa		0.00	0.00
Yield Maintenance Agreement Termination Payment	Hsbc Bank Usa		0.00	0.00
Basis Risk Cap Agreement	Hsbc Bank Usa	07/01/2014	0.00	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	21,730,682.87	21,997,829.80	0.00	22,303,685.02	21,997,829.80

17. Excess Cashflow, Overcollateralization and Derivative Amounts

Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	1,688,905.18
(2)	Interest Losses	99.50
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Yield Maintenance/Swap Payment Amount - OUT	113,572.47
(6)	Yield Maintenance/Swap Payment Amount - IN	0.00
(7)	Yield Maintenance Proceeds	0.00
(8)	Offered Certificate Accrued Interest	1,167,426.26
(9)	OC Reduction Amount	0.00
(10)	Excess Cashflow Prior to OC Provisions	407,806.96

Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	407,806.96
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	0.00
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	Turbo Payments	305,855.22
(10)	Swap Termination Payment Amount	0.00
(11)	Realized Loss covered by Yield Maintenance Agreement	0.00
(12)	OC Increase covered by Yield Maintenance Agreement	0.00

(13)	PPIS covered by Yield Maintenance Agreement	0.00
(14)	Unpaid PPIS covered by Yield Maintenance Agreement	0.00
(15)	Basis Risk Shortfall covered by Yield Maintenance Agreement	0.00
(16)	Relief Act Shortfall covered by Yield Maintenance Agreement	0.00
(17)	Unreimbursed Loss covered by Yield Maintenance Agreement	0.00
(18)	Swap Termination Payment covered by YM	0.00
(19)	Realized Loss covered by Swap	0.00
(20)	Overcollateralization Increase covered by Swap	0.00
(21)	Prepayment Interest Shortfall covered by Swap	0.00
(22)	Prior Unpaid Prepayment Interest Shortfall covered by Swap	0.00
(23)	Basis Risk Shortfall covered by Swap	0.00
(24)	Relief Act Shortfall covered by Swap	0.00
(25)	Unreimbursed Realiazed Loss covered by Swap	0.00
(26)	Basis Risk Shortfall Covered By Basis Risk Cap Agreement	0.00
(27)	BRSF Carryforward Amount covered by BRSF Cap Agreement	0.00
(28)	To Class SB Certificates	101,951.74

GMAC RFC

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	206,896,229.82
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	6
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	28.29009100%
Specified Senior Enhancement Percent - Target value	53.40000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	3.94727400%
Senior Enhancement Delinquency Percentage - Target Value	8.47288200%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False

Trigger Event - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.00003300%
Scheduled Loss Target Percent - 4th Stepdown	0.00000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent - 4th Stepdown	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

19. Lender Paid Mortgage Insurance

	Claims Paid		Claims Denied		Claims Outstanding	
	Count	Amount	Count	Amount	Count	Amount
Group I-FIXED	0	0.00	0	0.00	0	0.00
Group II-ARM	0	0.00	0	0.00	0	0.00
Deal Total	0	0.00	0	0.00	0	0.00

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Asset Mortgage Products, 2007-SP2
December 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,985,648.31
Prepayment Premium	10,809.17
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	10,224.56
Total Deposits	6,006,682.04
Uses of Funds	Amount
Transfer to Certificate Account	5,890,992.69
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	2,116.89
Derivatives Payment	113,572.46
Total Withdrawals	6,006,682.04
Ending Balance	0.00